QuickLinks -- Click here to rapidly navigate through this document

[Letterhead of Simpson Thacher & Bartlett LLP]

March 24, 2006

VIA FEDEX AND EDGAR

Re:	Sealy Corporation Registration Statement on Form S-1 File No. 333-126280

Andrew P. Schoeffler, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Schoeffler:

        On behalf of Sealy Corporation (the "Company"), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission Pre-Effective Amendment No. 5 ("Amendment No. 5") to the above-referenced Registration Statement relating to the offering of shares of its common stock, par value $0.01 per share, marked to show changes from Pre-Effective Amendment No. 4 ("Amendment No. 4") to the Registration Statement as filed on March 15, 2006. The Registration Statement has been revised in response to the Staff's comments and to reflect certain other changes.

        In addition, we are providing the following responses to your comment letter, dated March 23, 2006, regarding the Registration Statement. To assist your review, we have retyped the text of the Staff's comments in italics below. Please note that all references to page numbers in our responses refer to the page numbers of Amendment No. 5. The responses and information described below are based upon information provided to us by the Company.

Cover Page of Prospectus

  1.
  We note the disclosure in the second paragraph that the selling stockholders will sell 3,500,000 shares. Please reconcile this number of shares with the disclosure in the second last paragraph and under the heading "The offering" on page 9. In this regard, we note that it appears the selling stockholders are selling 3,333,333 shares.

    In response to the Staff's comment, the Company has revised the disclosure on the cover page of the Prospectus to reflect that the selling stockholders will sell 3,333,333 shares.

Table of Contents, page i

  2.
  We note the statement in the first sentence of the second paragraph beneath your table of contents. If you intend to use any free writing prospectuses, you should consider revising the statement when you have a section 10 prospectus ready, as you will be liable for, and investors will be entitled to rely on, that information.

    In response to the Staff's comment, the Company has revised the statement in the second paragraph beneath the table of contents on page i of the Prospectus.

Prospectus Summary, page 1

  3.
  We note your revised disclosure here and elsewhere in your document concerning your market share for 2005. Please update this information and use quantification if this information is now available. Otherwise, please revise to give investors a sense for what "comparable to 2004" means.

    In response to the Staff's comment, the Company respectfully advises the Staff that updated information is not currently available and, accordingly, the Company has revised its disclosure on pages 1, 3, 63 and 69 of Amendment No. 5.

  4.
  If material, please clarify throughout your prospectus where you refer to data from the International Sleep Products Association whether the data is based on all of the competitors in your market or a subset of these.

    In response to the Staff's comment, the Company respectfully advises the Staff that all data from the International Sleep Products Association is based on a sample of leading mattress manufacturers. Accordingly, the Company has added disclosure on page 1 to reflect that such data is based on a subset of manufacturers and has deleted inconsistent disclosure on pages 2, 64 and 67 of Amendment No. 5.

The Offering, page 6

  5.
  You indicate that a reverse stock split will occur in conjunction with this offering. Please revise your financial statements and your disclosures throughout the filing to give retroactive effect to the expected stock split. Doing this in the next amendment will save us substantial review time in any subsequent amendments. If your auditors believe that only a "draft" report can be presented, due to a pending future event such as the reverse stock split, they should include in the filing a signed and dated preface to their "draft" report stating the reason for the "draft" report and that they expect to be in a position to issue the report in the form presented prior to effectiveness. The signed, dated, and unrestricted auditor's report should be included in the filing prior to effectiveness. See Rule 2-02 of Regulation S-X.

    The Company respectfully advises the Staff that it effected a reverse stock split on March 23, 2006. The Company has revised its disclosure in its financial statements and throughout Amendment No. 5 to give effect to this split.

Unaudited Pro Forma Condensed Consolidated Financial Information, Page 33
Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 37

  6.
  Please include pro forma EPS information for the pro forma as adjusted column, or explain to us why you have chosen not to present it. Please also include in a footnote a reconciliation in table format between the historical and the pro forma weighted average shares used in computing EPS. Each class of securities should be shown as a separate reconciling item.

    In response to the Staff's comment, the Company respectfully advises the Staff that it has included pro forma EPS information for the pro forma as adjusted column on the "Unaudited Pro Forma Condensed Consolidated Financial Information" on page 36 and added a reconciliation in tablular format between the historical and the pro forma weighted average shares used in computing EPS in a footnote to the "Unaudited Pro Forma Condensed Consolidated Statements of Operations" on page 38 of Amendment No. 5.

Principal and Selling Stockholders, page 90

  7.
  We note that the total number of shares listed in the column entitled "Common Stock Being Sold in this Offering" does not reconcile with the total number of shares being registered on behalf of the selling stockholders. Please reconcile.

    In response to the Staff's comment, the Company has revised the disclosure on page 90 of Amendment No. 5.

  8.
  Please include a total for the column entitled "Common Stock Being Sold in this Offering." As this total will be greater than the number of registered shares as it pertains to the selling stockholders, please include a footnote that reconciles this total with the number of registered shares. In this regard, we not that it appears the selling stockholders are selling a total of 3,333,333 shares.

    In response to the Staff's comment, the Company has revised the disclosure on page 90 of Amendment No. 5.

Underwriting, page 112

  9.
  We note your response to comment 9 of our letter dated November 9, 2005. Please tell us on a supplemental basis the name of the consultant and describe in more detail the market strategies and valuation considerations referred to in your prospectus.

    In response to the Staff's comment, the Company respectfully advises the Staff that Alan Sheriff of Sheriff Capital Advisors LLC is the independent consultant described on page 115 of Amendment No. 5. In addition, the Company has revised its disclosure relating to the market strategies and valuation considerations on page 115 of Amendment No. 5.

*            *            *            *             *

        Please do not hesitate to call Joseph Kaufman at 212-455-2948 or Scott Fisher at 212-455-2456 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ JOSEPH H. KAUFMAN Joseph H. Kaufman
cc:	Securities and Exchange Commission Meagan Caldwell
Sealy Corporation Kenneth L. Walker

QuickLinks

[Letterhead of Simpson Thacher & Bartlett LLP]